Exhibit 21

Subsidiaries

Name	Jurisdiction of Incorporation
Allarity Acquisition Subsidiary, Inc.	Delaware
Allarity Therapeutics Europe ApS (formerly Oncology Venture Product Development ApS)*	Denmark
Allarity Therapeutics Denmark ApS (formerly OV-SPV2 ApS)*	Denmark
Medical Prognosis Institute, Inc.*(1)	Arizona

*	Wholly-owned subsidiary of Allarity Acquisition Subsidiary, Inc.
(1)	In the process of being dissolved because inactive.